

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via E-mail</u>
Brendan Macpherson
Chief Executive Officer
Banjo & Matilda, Inc.
76 Williams Street
Paddington, NSW Australia

> **Re: Banjo & Matilda, Inc.**
> **Form 8-K**
> **Filed November 18, 2013**
> **File No. 000-54277**

Dear Mr. Macpherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>In Store, page 7</u>

1. We note your reference to "through our own store(s)…," but based on your disclosures elsewhere in your filing it appears that you do not have any retail stores. In this regard, on page 15 in your Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading Retail Stores you disclose that you plan to roll our retail stores. Please reconcile your disclosures.

<u>Management's discussion and analysis of financial condition . . . , page 14</u>

<u>Liquidity, page 17</u>

2. Please identify and separately describe any internal and external sources of liquidity that you have, and briefly discuss any material unused sources of liquid assets.

3. Please discuss your loan transactions with Harborsafe Holdings that are referenced on page 20 or tell us why you believe you do not need to address those transactions in your liquidity discussion.

Exhibit 99.1 Financial Statements

General

4. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibit 99.2 Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 1

5. Please update the pro forma unaudited balance sheet date in accordance with Rule 8-05 of Regulation S-X.

6. Please disclose the total number of pro forma shares outstanding at the balance sheet date.

Unaudited Pro Forma Condensed Combined Income Statement, page 2

7. Please revise to present pro forma statements of operations for only your most recent fiscal year and subsequent interim period.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 4

Note 1 – Basis for Pro Forma Presentation, page 4

8. We note you state that your pro forma condensed combined balance sheet assumes the acquisition took place on July 1, 2012. Please revise to present your pro forma balance sheet as if the reverse recapitalization took place on the most recent balance sheet date provided in your filing.

9. Please ensure your pro forma statements of operations is presented assuming the reverse recapitalization took place at the beginning of the earliest period presented. Accordingly, for the year ended June 30, 2013 and the interim period ended September 30, 2013, the pro forma statements should be presented as if the reverse recapitalization took place on July 1, 2012.

Changes In and Disagreements With Independent Accountants

10. Unless the same independent accountant audited and reported on the most recent financial statements of both the legal acquirer and the accounting acquirer, a reverse acquisition always results in a change in accountants. Accordingly, please provide all of

the disclosures required by Item 304 of Regulation S-K under Item 4.01 of your Form 8-K. Please treat the accountant that will no longer be associated with your financial statements as the predecessor accountant. .

11. As required by Item 14 of Form 10, please report any change in accountants that occurred during Banjo & Matilda Pty Ltd.'s two most recent fiscal years and any subsequent interim period. Any such change should be reported even if a successor accountant re-audits all of the periods of financial statements contained in the Form 8-K. If there has been any such change, provide all of the disclosures required by Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, Sondra Snyder, Staff Accountant, at (202) 551-3332, or Andrew Blume, Staff Accountant at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director